ROBERT L. B. DIENER
Attorney at Law
56 Laenani Street
Haiku, HI 96708
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

December 3, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-167939
Filed on October 25, 2010

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 12, 2010 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

General

1.	We reissue comment one from our letter dated September 21, 2010. It appears that you did not submit a red-line.

COMPANY RESPONSE

We apologize for the oversight and will be submitting a red-line comparing the current amendment to the previous amendment.

2.
We note your response to prior comments three and 17 from our letter dated September 21, 2010. The disclosure continues to suggest that you have your own "Internet backbone," "network architecture" and "system utilize[ing] an 'n-tiered' architecture for reliability, scalability and redundancy." It is also unclear what experience your management has running a web-based commodity pool business. Please revise pages three and 21 at the beginning of your Summary and Item 11 business descriptions to clearly indicate, if true, that your development stage business is entirely or substantially dependent on outsourced technology and equipment, and that you do not have experience developing or running a commodity pooling platform.

COMPANY RESPONSE

We have revised the Business Overview and Information with Respect to the Registrant (Item 11) to clearly indicate that the business is a development stage company, but we are not a commodity pooling platform and the clarifications reflect this.

Cover Page

3.	We reissue comment six from our letter dated September 21, 2010. It is unclear why you do not include a page number when referencing the risk factors.

COMPANY RESPONSE

We have included a specific page reference with respect to the risk factors.

Prospectus Summary

4.
It appears that you must generate net revenues in excess of expenses in the normal course of operations or receive funding of at least $1 million by one year from April 15, 2010 in order to avoid discontinuation of the license on which your web-based purchasing platform is based, It appears that approximately six of the 12 months has already run on this deadline. Please revise here, the last risk factor on page eight and where appropriate to address the challenges presented by this deadline, in light of your lack of a credit facility or other funding and failure to generate any or significant revenues to date, See related comment below in Management's Discussion and Analysis.

COMPANY RESPONSE

We have revised the referenced risk factor.  In fact, the License is not subject to immediate discontinuation if the initial milestone (net revenues in excess of expenses in the normal course of operations or receive funding of at least $1 million by one year from April 15, 2010) is not achieved.  In fact, there are three milestones, which are cumulative—that the conditions are satisfied if any one of the three milestones are achieved. In other words, if Milestone #1 (raising $1 million or generating revs in the amount of $1 mil) is not met, the requirement can be met by achieving Milestone #2 by the second anniversary of the License Agreement (raising $5 mil or generating $5 mil in revs) and if neither is met, then the requirements can be satisfied by achieving Milestone #3 by the end of the third year (raising $10 mil or generating $10 mil in revs).  As a result, we believe that the lapse of 6 months prior to the first anniversary should be viewed as inconsequential.

The Company, page 3

5.
We note your response to comment 26 of our letter dated September 21, 2010. Please revise your Business Overview on page 3 to clearly describe the history of DPGS, its current and past business activities and the principals' views toward the current strategy and directions of DPGS and your company. If DPGS has not generated any revenue and incurred any expenses since inception, please also disclose such fact.

COMPANY RESPONSE

The Business Overview statement commencing on page 3 has been revised to fully reflect the roles of Richard Aland (conceived business concept) and DPGS, the actual software technology developer and Licensor (i.e., DPGS codes the software necessary for the Company’s application in its current state).

Description of our Business, page 21

6.
We note your response to prior comments eight and 17 and the statement on page 22 that "actual development of the additional software that would enable the Company to launch pools for the purchase of products other than "motor fuel, water treatment chemicals and police pursuit and other vehicles" is substantially the responsibility of Demand Pooling Global Services, LLC. Given the statement at the top of page nine indicating that Mr. Aland and other management "lack meaningful experience in the development" of your product or service, it is unclear who at the company or the licensor has experience developing the necessary, additional software. We note that Mr. Aland founded DPGS and signed the license agreement as its director, In this regard, it is unclear if you are relying on the "knowledge and expertise" of the "Advisory Board" members as indicated in response to prior comment 19. Please revise here, page nine and where appropriate to clarify.

COMPANY RESPONSE

We have amended our disclosure to simply state that the Company’s senior management lacks the experience in the marketing of the licensed technology and that the Company will seek to obtain additional resources which will support its marketing activities and operations.

Revenue Model/Cash Conversion Cycle, page  21

7.
We note from your disclosures in the last paragraph of page 21 that "within three months of obtaining the funding contemplated herein, management expects to be operating 3-5 pools." Please clarify the amount and nature of funding "contemplated herein" as you will not receive any proceeds from this offering.

COMPANY RESPONSE

The section on Revenue Model/Cash Conversion Cycle, commencing on page 21 has been revised for clarification.  Our current estimate of the amount of funding required during 2011 and 2012 is approximately $15 million.  The estimated amount of funding to be sought in the 12 months commencing in December 2010 is approximately $6,350,000 and management has not yet addressed the best methodology for securing this funding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 25

9.
You state on page 26 that the continuation of the license is conditioned on the Company generating net revenues in excess of expenses in the normal course of operations or the funding by the Company of a minimum of $10,000,000 for qualifying research, development and commercialization expenses." However we note from Note 4 to your financial statements on page F-19 that you have the responsibility to expend a minimum of $10,000,000 over three years. Please expand your discussion to state whether you are liable to spend $10,000,000 in order to maintain your licensing agreement and how you intend to fund these expenditures.

COMPANY RESPONSE

The Company is not required to make any specific expenditures if it reaches a point where revenues exceed expenses within the three-year period.  Also, the Company is not required to pay $10,000,000 to the Licensor for any purposes—and is only required to show that it has made the expenditures (for “qualifying research, development and commercialization”) if revenues do not exceed expenses by the third anniversary of the agreement.  “Commercialization” essentially refers to marketing.  If the Company does not meet the profitability test within the three-year period and the expenditures are, in fact, required, it is anticipated that a portion of the costs of development of the electronic platform, product configuration catalogs and the like will be paid to the Licensor for these purposes.  Notwithstanding, the Company retains the right to engage other contractors to develop components of the application and is not restricted to using the Licensor as its only source for additional development work.  All payments made to third party contractors for research, development and commercialization are included to satisfy the expenditure test.  It is anticipated that a significant portion of any expenditures by the Company will be utilized for the Company’s own preparation and market research for the implementation of new product pools beyond the original three product categories, and all such expenditures also serve to satisfy the expenditure test.

Liquidity and Capital Resources, page 29

10.
We note that you plan to redeem senior promissory and convertible notes.  However, we note that you do not have any promissory or convertible notes outstanding. Please disclose these senior promissory and convertible notes in the filing.

COMPANY RESPONSE

We have revised the Section entitled Liquidity and Capital Resources, beginning on page 29 to remove the erroneous reference.  The Company has no senior promissory and/or convertible notes outstanding.

11.
Please revise to discuss your net losses as they relate to the apparent obligation under the license agreement to generate net revenues in excess of expenses.  Further clarify the basis for your belief that you will meet the terms of the license as well as the funding milestones in the table on page 29.

COMPANY RESPONSE

The Company’s net losses to date are attributable to pre-launch salaries and costs of general business model implementation, coupled with the late launch of its first revenue-production pool which will not likely settle until the beginning of the first quarter of 2011.  The Company believes that these results will not be characteristic of the Company’s operating results once it launches additional pooled purchases.  As far as the funding milestones are concerned, the Company is not required to fund the $10,000,000 (for "qualifying research, development and commercialization expenses") amount as long as it achieves gross profitability within the first three years of the Licensing Agreement. (see response to Comment 9, above).  The Company’s funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company’s future success is also very dependent upon its ability to achieve profitable operations and generate cash from operating activities. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding. There is no assurance that the Company will be able to generate sufficient cash from operations or raise the required capital to achieve continued existence or fund its business model.  Should the Company be unable to obtain additional funding, its operations will be materially affected.

Financial Statements. page 35

12.	Please describe the interim financial statements included in the filing in addition to the annual financial statements.

COMPANY RESPONSE

The description of the interim financial statements was included on page F-9.  We have updated the interim financial statements through September 30, 2010.

Financial Statements, page F-1

Consolidated Financial Statements – June 30, 2010 and June 30 2009, page F-9

13.
The amount of "Stockholder's Equity" as of June 30, 2009 stated on the Statements of Stockholder's Deficiency presented on page F- 12 does not agree to the amount stated on the Balance Sheets on page F-10, Please revise.

COMPANY RESPONSE

We believe the Comment is actually referring to the “Stockholder’s Equity” as of June 30, 2010.  In fact, the Statement of Stockholder’s deficiency omitted to include a “Stock Subscription Receivable” of ($3,137).  The foregoing amount accounts for the difference in amounts and this has been corrected in the September 30, 2010 interim financial statements included in our current amendment.

Balance Sheets page F-10

14.
We note that 34,382,256 shares were issued and outstanding at June 30, 2010, However, page 37 shows that the total number of shares sold prior to June 30, 2010 exceeds 34,382,256 shares. We also note from page 37 that you list 6,256,211 shares sold to Accelerated Venture partners LLC on April 29, 2010, but you disclose 3,235,971 shares issued to AVP on page 27. Please reconcile the difference.

COMPANY RESPONSE

We have corrected the table on page 37 (a) to reflect that 1,979,760 of the shares originally issued to Accelerated Venture Partners, LLC on April 28, 2009 were subsequently tendered for cancellation and (b) to correct the number of shares issued to Accelerated Venture Partners, LLC on April 29, 2010 which should have read “3,235,971”.  With these changes, the total number of shares sold prior to June 30, 2010 equals 34,382,256 shares

Note 4 - Material Contracts, page F-18

15.
We note from your response to comment 25 of our letter dated September 21, 2010 that you include an explanatory note with respect to your explanation in your response. However we do not find the explanatory note in the registration statement. Please tell us what page you include this explanatory note or include it in your next amendment.

COMPANY RESPONSE

We have explanatory notes in the “Company” section and in Item 11 to state unequivocally that Demand Pooling Global Services, LLC (“DPGS”) has never been, is not currently and has no plans in the future to engage in the demand aggregation pools business.  DPGS is strictly a software development company which developed the electronic application or platform which is licensed to the Company.

16.
We note your response to comment 28 of our letter dated September 21, 2010 but it does not appear you address the second part of the comment. Please clarify for us and disclose whether the technology is functional in its current state or whether further research and development is necessary for it to be functional.

COMPANY RESPONSE

The Company’s application platform is fully functional in its current state and it is currently conducting its first non-beta pooled purchase of products for state and local governments.  The subject product is motor fuel and the next product pools will be for water treatment chemicals and police and other vehicles.  The Company is currently ascertaining the optimal timing for the launch of pooled purchases for these products.  The Company will also launch its 2010/2011 Winter Motor Fuel Pool in the next few weeks.  We have amended the “Company” and Item 11 accordingly.

17.
We note on page F-20 that you intend to calculate the Black-Scholes valuation of the option and to commence amortization of that value in the quarter in which you first record revenues. Please explain to us how you considered FASB ASC 505-50-05 in reaching this accounting policy. In your response, explain to us how you determined the measurement date and the significance of revenue recognition in determining how to account for the options granted to a consultant.

COMPANY RESPONSE

The reference to “commencement of amortization of the value in the quarter in which the Company first records revenues was in error.  We have revised the language to state that the Company will commence amortization in the quarter which the services, as described in the agreement, are first rendered.  We have further noted that as of the date of the financial statements, no such services have been provided. While we agree that the authoritative literature you have cited would be relevant if our position was as originally stated, we believe that with the revised language compliance with FASB ASC 505-50-05 is no longer in question.

Note 5 — Subsequent Events, page F-20

18.
We note from your subsequent events footnote that you sold a total of 9,250 common shares on July 2, 2010. However, it appears from your disclosure on page 37 you sold more than 9,250 shares.  Please reconcile these disclosures.

COMPANY RESPONSE

Certain shareholders who received shares by gift from existing shareholders were erroneously included in the table.  We have revised the table which now shows that the Company sold exactly 9,250 shares.

Part II

Item 15 Recent Sales of Unregistered Securities, page 36

19.
We note your response to prior comment 32. We are unable to locate notice filings on Form D for sales reflected in the table. Please revise or advise. Additionally, revise to quantify the aggregate proceeds for discrete transactions.

COMPANY RESPONSE

The Company believes that it did indeed file a Form D with respect to this offering dated September 3, 2010 (a copy of which is attached).  In order to avoid any confusion, the Company is contemporaneously re-filing this Form D.

20.	Please revise the table on page 37 to provide a description of footnote (4).

COMPANY RESPONSE

The revised table includes the omitted footnote which refers to the cancellation of 1,979,760 shares by Accelerated Venture Partners, LLC.

Item 16. Exhibits

21.
We note your response to prior comment 10, As the company is not qualified to represent that it is not subject to any laws or regulations related to its commodities pooling business, please provide an opinion from counsel to that effect.

COMPANY RESPONSE

The Company believes that an opinion of counsel is not necessary on this issue because the Company is not engaged in a regulated business which involves the purchase or sale of any products or commodities.  Specifically, it is not engaged in the commodities pooling business—It simply hosts and operates an electronic platform that enables state and local governments to utilize this platform in order to join together and purchase cooperatively.  The Company is not a broker and is not hired, contracted by or paid any fee by participating governmental buyers.  No buyer or seller cedes any control or discretion to the Company.  Only winning suppliers (sellers) are charged a platform use fee in the same fashion as eBay charges fees only to the sellers for the use of its platform and (to the best of our knowledge) charges no fees to the buyers for the use of the platform.  Of the approximately 40 products which the Company believes could be the subject of pools over the next several years, only two (motor fuel and water treatment chemicals) would be classified as commodities.  The Company neither makes a market in these commodities nor operates as a broker.  It is merely providing an electronic platform to buyers who wish to aggregate demand to achieve better pricing.  Finally, the Company has removed the one reference in the document to compliance with applicable laws and regulations.

22.
We note your response to comments four and 31 of our letter dated September 21, 2010. Please confirm that the disclosure on pages 24 and 36 provide complete descriptions Of the oral agreements with Databank LLC and management, respectively. Alternatively, revise to include such disclosure or file descriptions of the arrangements. We refer you to Regulation S-K Compliance and Disclosure Interpretation 146.04.

COMPANY RESPONSE

The Company confirms that the description provided on page 24 accurately reflects the oral agreement with Databank LLC for its services.  The Company further confirms that the description provided on page 36 accurately reflects the oral agreements between the Company and Messrs. Aland, Kelly and Neher.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/S/ Robert L. B. Diener

By:
Robert L. B. Diener